UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 6

General Mills, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

370334104

(CUSIP Number)

Timothy D. Proctor
Diageo plc
Group General Counsel
8 Henrietta Place
London W1G 0NB
+44-207-927-5200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Richard C. Morrissey
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
+44-207-959-8900

August 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370334104			Page 2 of 8

1.	Name of Reporting Person: Diageo plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 25,095,457

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 25,095,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,095,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): HC, CO

CUSIP No. 370334104			Page 3 of 8

1.	Name of Reporting Person: Diageo US Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 25,095,457

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 25,095,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,095,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): HC, CO

     This Amendment No. 6 amends and supplements the Schedule 13D (“Schedule 13D”) of Diageo plc, a public limited company incorporated under the laws of England and Wales (“Diageo”), and Selviac Nederland B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“SNBV”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2001, as amended by Amendment No. 1 to the Schedule 13D of Diageo, Diageo Holdings Netherlands B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“Diageo Holdings Netherlands”), and Diageo Midwest B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“DMWBV”), filed with the SEC on October 23, 2002, and as further amended by Amendment No. 2 to the Schedule 13D of Diageo, Diageo Holdings Netherlands and DMWBV, filed with the SEC on October 28, 2002, and as further amended by Amendment No. 3 to the Schedule 13D of Diageo and Diageo Holdings Netherlands filed with the SEC on June 24, 2004, and as further amended by Amendment No. 4 to the Schedule 13D of Diageo, Diageo US Limited, a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo (“DUSL”), and Diageo Great Britain Limited, a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo (“DGBL”), filed with the SEC on October 6, 2004, and as further amended by Amendment No. 5 to the Schedule 13D of Diageo, DUSL and DGBL, filed with the SEC on October 8, 2004, with respect to the common stock of General Mills, Inc., a Delaware corporation (“General Mills”), beneficially owned by Diageo (the “Shares”).
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended and supplemented by deleting the last sentence of the second paragraph and the entirety of the third and fourth paragraphs added to Item 2 by Amendment No. 3, the last sentence of the second paragraph and the entirety of the third and fourth paragraphs added to Item 2 by Amendment No. 4 and the second sentence added to Item 2 by Amendment No. 5 and by adding the following paragraphs to the end thereof:
     On October 29, 2004, pursuant to the terms of the Stockholders Agreement, DGBL transferred 503,137 Shares to DUSL. DGBL currently owns no Shares and DUSL currently owns 25,095,457 Shares.
     References to the “Reporting Persons” herein are to Diageo and DUSL.
     The names, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Diageo and DUSL are set forth in Schedule I hereto and are incorporated by reference herein.
     During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of Schedule 13D is hereby amended and supplemented by deleting the last sentence added to Item 3 by Amendment No. 4 and replacing the second sentence added to Item 3 by Amendment No. 5 with the following:
     On October 29, 2004, pursuant to the terms of the Stockholders Agreement, DGBL transferred 503,137 Shares to DUSL. DGBL currently owns no Shares and DUSL currently owns 25,095,457 Shares. Funds for the premium to be paid for the put options described in more detail under Item 4 below are expected to be derived from the related sale of the Shares or from general corporate funds.
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:
     The Put Option Agreement. On August 24, 2005, Diageo Brands Holdings, B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“DBHBV”), and Lehman Brothers International (Europe) (“Lehman”) entered into a written agreement (the “Put Option Agreement”) memorialized by a written confirmation (the “Put Option Confirmation”) pursuant to which DBHBV purchased European-style put options, exercisable in five portions on November 4, November 7, November 8, November 9 and November 10, 2005, covering 25,095,457 Shares of Common Stock from Lehman. If the put options are to be exercised, the Reporting Persons expect to transfer their Shares to DBHBV in advance of the exercise date.
     Under the Put Option Agreement, DBHBV has the option to sell an aggregate of 25,095,457 Shares of Common Stock to Lehman on the settlement dates of November 4, November 7, November 8, November 9 and November 10, 2005, for the exercise price of $51.56 per share. The premium to be paid by

DBHBV for the put options is $5.56 per share, payable on the relevant settlement date.
     The descriptions of the Put Option Agreement and the Put Option Confirmation in this item and throughout this Amendment No. 6 are qualified by reference to the Put Option Confirmation, a copy of which is attached hereto as Exhibit (p).
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the final sentence added to Item 5 by Amendment No. 5 and by adding the following paragraphs at the end thereof:
     On October 29, 2004, pursuant to the terms of the Stockholders Agreement, DGBL transferred 503,137 Shares to DUSL. Following the completion of this transaction, the Reporting Persons own 25,095,457 Shares which represent approximately 6.9% of the Common Stock outstanding, based on 366,063,704 Shares of Common Stock outstanding as of July 15, 2005 (as reported by General Mills in its Annual Report on Form 10-K filed on July 28, 2005).
     As described more fully in Item 4 above, DBHBV purchased European-style put options exercisable on November 4, November 7, November 8, November 9 and November 10, 2005, covering 25,095,457 Shares of Common Stock. This transaction did not change the beneficial ownership of Shares by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:
     As described more fully in Item 4 above, DBHBV and Lehman are parties to a Put Option Agreement memorialized by the Put Option Confirmation. A copy of the Put Option Confirmation is attached hereto as Exhibit (p).
Item 7. Material to be filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Description	Exhibit

Put Option Confirmation between DBHBV and Lehman	(p)

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: August 25, 2005

DIAGEO PLC
By:	/s/ John Nicholls
Name:	John Nicholls
Title:	Deputy Secretary

DIAGEO US LIMITED
By:	/s/ John Nicholls
Name:	John Nicholls
Title:	Company Secretary

Schedule I
Diageo plc
Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship

Directors
Lord Blyth of Rowington	8 Henrietta Place London W1G 0NB United Kingdom	Chairman and non-executive Director of Diageo plc	United Kingdom

Paul S. Walsh	8 Henrietta Place London W1G 0NB United Kingdom	Chief Executive Officer of Diageo plc	United Kingdom

Nicholas C. Rose	8 Henrietta Place London W1G 0NB United Kingdom	Chief Financial Officer of Diageo plc	United Kingdom

Lord Hollick of Notting Hill	Stirling Square 7 Carlton Gardens London SW1Y 5AD	Managing Director of Kohlberg Kravis Roberts & Co Limited	United Kingdom

Dr Franz B. Humer	Grenzacherstrasse 124 CH-4070 Basel Switzerland	Chairman and Chief Executive Officer of F. Hoffmann-La Roche Ltd	Austria/ Switzerland

Maria Lilja	Engelbrektsgatan 23 114 32 Stockholm Sweden	Non-executive Chairman of Mandator AB	Sweden

William S. Shanahan	300 Park Avenue New York, NY 10022, USA	President, Colgate-Palmolive Company	United States

H. Todd Stitzer	25 Berkeley Square London W1J 6HB United Kingdom	Chief Executive Officer of Cadbury Schweppes Public Limited Company	United States

Jonathan R. Symonds	15 Stanhope Gate London W1K 1LN United Kingdom	Chief Financial Officer of AstraZeneca plc	United Kingdom

Paul A Walker	North Park Newcastle upon Tyne NE13 9AA United Kingdom	Chief Executive of The Sage Group plc	United Kingdom

Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship
Paul S. Walsh	8 Henrietta Place London W1G 0NB United Kingdom	Chief Executive Officer of Diageo plc	United Kingdom

Nicholas C. Rose	8 Henrietta Place, London W1G 0NB, United Kingdom	Chief Financial Officer	United Kingdom

Stuart R. Fletcher	7HQ Lakeside Drive Park Royal London NW10 7HQ United Kingdom	President, Diageo International	United Kingdom

James N.D. Grover	8 Henrietta Place London W1G 0NB United Kingdom	Global Business Support Director	United Kingdom

Robert M. Malcolm	801 Main Avenue Norwalk CT 06851 USA	President, Global Marketing, Sales and Innovation	United States

Ivan M. Menezes	801 Main Avenue Norwalk CT 06851 USA	President and Chief Executive Officer of Diageo North America	United States

Andrew Morgan	7HQ Lakeside Drive Park Royal London NW10 7HQ United Kingdom	President, Diageo Europe	United Kingdom

Timothy D. Proctor	801 Main Avenue Norwalk CT 06851 USA	General Counsel	United States

Gareth Williams	8 Henrietta Place London W1G 0NB United Kingdom	Human Resources Director	United Kingdom

Diageo US Limited
Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship

Directors
Gavin P.Crickmore	8 Henrietta Place London W1G 0NB United Kingdom	Director of Technical Accounting	United Kingdom

Charles D. Coase	8 Henrietta Place London W1G 0NB United Kingdom	Group Treasurer	United Kingdom

Matthew J. Lester	8 Henrietta Place London W1G 0NB United Kingdom	Group Controller	United Kingdom

Susanne M. Bunn	8 Henrietta Place London W1G 0NB United Kingdom	Company Secretary, Diageo plc	United Kingdom

Michael C. Flynn	8 Henrietta Place London W1G 0NB United Kingdom	Director of Finance, Global Corporate	United Kingdom
Executive Officers
There are no executive officers of Diageo US Limited.